November 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn:     Jay Williamson, Branch Chief

   Holly Hunter-Ceci, Staff Attorney,

   Tony Burak, Staff Accountant

Re:     Onex Falcon Direct Lending BDC Fund, et al; File No. 000-56341

Dear Mr. Williamson:

On behalf of Onex Falcon Direct Lending BDC Fund (the “Fund”), we are providing the following responses to comments received in your letter dated October 18, 2021 (the “Comment Letter”), relating to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2021, pursuant to the Securities Exchange Act of 1934 (the “1934 Act”), through the SEC’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the comments from the Comment Letter have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement..

General Comments

Comment 1. We note that the Fund filed an election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”) on October 1, 2021. Please update the applicable disclosure throughout the registration statement. In addition, please confirm that all formation-related transactions will be consummated prior to the effectiveness of your election to be regulated as a BDC.

Response: The Fund has updated the disclosure accordingly. The Fund confirms that it entered into the Forward Purchase Agreement with Onex Finance II Corporation prior to its election as a BDC under the 1940 Act. All conditions precedent under the Forward Purchase Agreement were met as part of the initial offering and the transaction closed shortly thereafter.

Explanatory Note, pp. 1-2

Comment 2. The disclosure describes certain provisions of the Exchange Act to which the Fund will be subject, e.g., Section 13(a) of the Exchange Act. Please clarify that the Fund will be subject to the proxy rules in Section 14 of the Exchange Act and that the Fund, directors, officers, and principal shareholders will be subject to the reporting requirements of Sections 13 and 16 of the Exchange Act.

Response: The Fund has updated its disclosure, clarifying that the Fund will be subject to the proxy rules in Section 14 of the Exchange Act and that the Fund, directors, officers, and principal shareholders will be subject to the reporting requirements of Sections 13 and 16 of the Exchange Act.

Comment 3. Please add the following to the bullet points on pages 1-2:

•

An investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund; and

•

The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

Response: The Fund has updated its disclosure accordingly.

Forward-Looking Statements, pp. 2-4

Comment 4. Please revise the last sentence of this section as follows: “The forward-looking statements … are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 and by Section 21E of the Exchange Act.” (additions underlined).

Response: The Fund has updated its disclosure accordingly.

Item 1. Business, pp. 4-46

The Fund, pp. 4-5

Comment 5. Please disclose the types of assets that will typically provide security for your first-lien senior secured loans. Also, please clarify the reference to “other credit investments.”

Response: The types of assets that will provide security for the Fund’s first-lien senior secured loans depends on the underlying portfolio company and its operations. Accordingly, the Fund is unable to provide the requested disclosure. With respect to other credit investments, as disclosed in the Registration Statement, the Fund will invest “to a lesser extent, second-lien loans, last-out tranches of unitranche loans and other credit investments” (emphasis added). To the extent that the Fund determines that a certain type of credit investment is material, it will provide additional disclosure. However, at this time, the Fund does not believe it would be in the best interest of shareholders to disclose each type of potential credit investment, no matter the materiality to the Fund or the shareholder.

Comment 6. We note your statement on page 4 that your loans “will generally pay floating interest rates based on a variable base rate.” Please add a column to your Initial Portfolio Table disclosing the variable base rate used and the spread associated with your loans (i.e., LIBOR plus X% or SOFR plus X%, etc.). To the extent your initial portfolio is LIBOR- based, please include a footnote addressing contractual fallback language associated with each loan. Also, revise to address your plans and capabilities to diligence, underwrite, and value, non-LIBOR-based variable rate loans from an investments and operations perspective.

Response: The Fund has added the requested disclosure.

Comment 7. We note that the Fund may invest in non-U.S. issuers. Please disclose the types of non-U.S. issuers the Fund will invest in and disclose any unique risk they present.

Response: To the extent that the Fund deems such investments to be material, it will add additional disclosure on types of non-U.S. issuers and any unique risk they present. The Fund notes, however, that it does include a risk factor regarding non-U.S. securities. Please see “Risk Factors—Risks Related to Our Investments—Non-U.S. Securities.”

Comment 8. In the fourth paragraph, please provide further details on how the approach combines “creative and flexible investment structures with rationally calibrated risk-adjusted pricing” in clear language. In addition, please describe with specificity what the Adviser believes to be an “attractive blend” of current income and downside protection.

Response: The Fund has updated the disclosure as follows:

Our approach combines creative and flexible investment structures with rationally calibrated risk-adjusted pricing, leading to investments offering an attractive blend (i.e., an attractive risk return profile for the investment) of current income and downside protection. Middle market companies generally have specific needs that make it difficult for them to access broader capital markets or employ conventional loan structures, thus requiring bespoke solutions. We believe our approach provides these companies with financing solutions that accommodate their needs through a creative, customized investment structures that can also offer attractive risk-adjusted returns.

Comment 9. In the sixth paragraph, please briefly explain the impact on the Fund of not having direct rights against the underlying borrowers or entities that sponsored the CLOs.

Response: The Fund has updated the disclosure as follows:

In addition, we may invest in collateralized loan obligations (“CLOs”) and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs, which means we will not be able to directly enforce any rights and remedies in the event of a default of a loan held by a CLO vehicle.

Comment 10. In the second full paragraph on page 5, the disclosure states that the Fund’s leverage will not exceed 2:1. The disclosure on page 36 states that the sole shareholder approved the use of a 150% leverage ratio pursuant to Section 61(a)(2) of the 1940 Act. Please clarify for consistency.

Response: The Fund has revised its disclosure as follows:

We intend to employ leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the 1940 Act~~;which currently allows us to borrow up to a 2:1 debt to equity ratio~~. Pursuant to the 1940 Act, we are required to have an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets).

Comment 11. In the fourth full paragraph on page 5, please describe “perpetual-life-structure” in plain English. In addition, please provide examples of liquidity events.

Response: The Fund has clarified that “perpetual-life-structure” means that the Fund has no termination or end date and updated the disclosure as follows:

In our perpetual-life structure (meaning the Fund has no termination or end date), we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion.

The Fund has updated its disclosure to provide examples of liquidity events as follows:

While we may consider a liquidity event (e.g., a merger or sale) at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.

Onex Credit, p. 5

Comment 12. Please describe the services that Onex Credit will provide to the Fund and/or Onex Falcon with respect to the Fund.

Response: The Fund has updated its disclosure in accordance with the comment.

Adviser, pp. 5-8

Comment 13. This section contains a lengthy discussion about the Adviser’s investment philosophy. Please consider summarizing, including deleting disclosure that presents general information that is not specific to how the Adviser will manage the Fund.

Response: The Fund believes that the information is material to investors and respectfully declines to modify the disclosure in response to the comment.

Focus on Middle Market, pp. 6-7

Comment 14. In the second full paragraph on page 7, please clarify Onex Falcon’s “differentiated” approach.

Response: The Fund respectfully declines to clarify the statement, as the Fund believes its disclosure makes clear that it has a differentiated approach. Specifically, please see Comment 8 above and the additional disclosure added in response to Comment 12.

Encourage a Partnership Approach, p. 7

Comment 15. In the first paragraph, please provide examples of the types of transaction sponsors and intermediaries in plain English. In addition, please clarify that Onex Falcon’s “significant capital resources, expertise in financial structuring, and reputation...” etc., are based on Onex Falcon’s belief, or please provide appropriate support.

Response: The Fund has updated the disclosure as follows:

Onex Falcon seeks to develop relationships with those transaction sponsors (such as private equity firms and entrepreneurs) and intermediaries (such as underwriters and accountants) who value the active involvement of the private credit investor.

. . .

Independent or fundless sponsors, management teams and entrepreneurs are particularly strong candidates for such balanced relationships, as in our view, they tend to value Onex Falcon’s significant capital resources, expertise in financial structuring, reputation for surety of closing the transaction and Onex Falcon’s ongoing support for additional value-creation opportunities.

Price Potential Transactions in a Calibrated Risk/Return Framework, p. 7

Comment 16. In the first paragraph, please use another term than “prices” to avoid confusion with the Fund’s valuation of its portfolio.

Response: The Fund has updated the disclosure as follows:

3. ~~Price~~Assess Potential Transactions in a Calibrated Risk/Return Framework

Each investment opportunity presents a unique set of operational and financial risks. Onex Falcon is sensitive to the risk/return relationship between its investment and the equity investment and ~~prices~~assesses its investments in a disciplined manner such that risk and return are rationally calibrated, all within a framework focused on downside protection.

Support Long-Term Value Creation, p. 8

Comment 17. We note the reference to providing add-on capital to portfolio companies. Please clarify the types of circumstances that have driven the need for add-on capital at portfolio companies and address the Fund’s intentions and abilities to provide add-on capital to its portfolio companies.

Response: The Fund respectfully declines to revise its disclosure, as it believes that it has disclosed the types of circumstances that have driven the need for add-on capital. The Fund discloses that it provides add-on capital during a portfolio company’s “periods of rapid growth or during business downturn.” Further, the Fund clearly states its intention to provide add-on capital as the section is titled, “Support Long-Term Value Creation.” Finally, the Fund respectfully notes that the Fund’s ability to provide add-on capital, or more specifically, the risk that it will not be able to provide add-on capital, is disclosed in the Risk Factors section. Please see, “Risk Factors—Risks Related to Our Investments—Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.”

Comment 18. In the second paragraph, please clarify what is meant by “funds managed by Onex Falcon remain fully prepared to provide all forms of support to the Fund.” E.g., does “funds” refer to other investments managed by Onex Falcon? In what circumstances would these “funds” be providing “all forms of support?” Please also quantify and fully describe “all forms of support.”

Response: The Fund has updated the disclosure as follows:

In the event that a portfolio company experiences difficulties, Onex Falcon defends its investment position; subject to the 1940 Act and any applicable exemptive relief, funds managed by Onex Falcon remain fully prepared to provide add-on support to the Fund and expects the same from the transaction sponsor.

Administrator, pp. 8-9

Comment 19. In the first full paragraph on page 9, please clarify which entity will compensate the sub-administrator for its services, e.g., the Administrator or the Fund.

Response: The Fund has updated the disclosure as follows to clarify that the Fund will compensate the sub-administrator for its services:

The sub-administrator will receive compensation from the Fund for its sub-administrative services under a sub-administration agreement.

Our Initial Portfolio, pp. 9-10

Comment 20. As a “select” portfolio of investments was acquired, please discuss in this section how the loans for the Fund’s portfolio were selected. Please include in this discussion an explanation as to whether the Adviser or Onex Credit Finance II Corporation was responsible for the selection of the Fund’s initial investment portfolio. Also, given your current lack of assets and investors, please clarify the statement that “the Initial Portfolio will be purchased on a pro rata basis from Onex Credit Finance II Corporation.”

Response: The Fund has added disclosure as follows to clarify that the select portfolio of investments was purchased at the recommendation of the Adviser, solely for the Fund, because such investments are in accordance with the Fund’s investment objectives and strategies:

In order to avoid the blind-pool aspects typically associated with the launch of a new fund, on September 15, 2021, prior to the time we elected to be regulated as a BDC, we entered into a forward purchase agreement with Onex Credit Finance II Corporation (“the Forward Purchase Agreement”) to acquire a select portfolio of investments consisting of funded debt investments, future funding obligations and equity investments (the “Initial Portfolio”). The Initial Portfolio was purchased at the recommendation of the Adviser, solely for the Fund, because such investments are in accordance with the Fund’s investment objectives and strategies.

Additionally, Onex Credit Finance II Corporation only negotiated the price for each security in the Initial Portfolio. The Fund’s purpose in including the statement that “the Initial Portfolio will be purchased on a pro rata basis from Onex Credit Finance II Corporation” was to explain that if the amount raised at the initial closing were less than the cost of the entire warehouse, the Fund would have purchased the assets on a pro rata basis to ensure no there is no overreach on behalf of the Adviser or its affiliate. However, the Fund was able to purchase the entirety of the Initial Portfolio in one transaction.

Market Opportunities, pp. 10-13

Comment 21. This section and the “Competitive Strengths” section contain a lengthy discussion about the Adviser’s market perspective and perceived competitive strengths. This section also generally duplicates previous disclosure under “Adviser.” Please consider summarizing, including deleting disclosure that presents general information that is not specific to how the Adviser will manage the Fund.

Response: The Fund respectfully declines to revise disclosure in accordance with the Comment as it believes the information is material to an investor and its investment decision in the Fund.

Competitive Strengths, pp. 13-16

Differentiated Sourcing Engine, pp. 14-15

Comment 22. Please replace “since inception” with an actual date.

Response: The Fund has revised the disclosure accordingly.

Meeting Current Unfulfilled Needs of Our Clients, p. 15

Comment 23. We note that Onex Falcon’s beliefs about its capabilities have been extensively highlighted throughout Item 1. This is the first statement that Onex Falcon does not have experience in direct lending. As this information likely is important to investors in evaluating whether to invest in the Fund, please clearly and prominently disclose Onex Falcon’s lack of direct lending expertise in the beginning of the registration statement. Please also revise this subsection to: (i) acknowledge Onex Falcon’s lack of experience; (ii) explain Onex Credit’s role with respect to the Fund; and (iii) tailor this subsection to apply to the Fund rather than the Adviser’s other “Clients.”

Response: The Fund has deleted this section as it believes that the strength of Onex Credit’s platform, as well as it’s the resources provided by Onex Credit to Onex Falcon, make this section no longer applicable.

Delivering a Diversified High-Value Portfolio, p. 15

Comment 24. Please clarify whether the “offering” described in the second paragraph is the Fund. If so, please clearly state.

Response: The Fund has updated the disclosure as follows:

Compared to many mainstream and more liquid investments, Onex Falcon expects its high-value direct lending and unitranche ~~offering~~platform to: . . . .

Alignment of Interests, p. 15

Comment 25. Please clarify whether the “3.0% of capital commitments” applies to the Fund. Also, to the extent that Onex Corp and its employees will own a significant percentage of your voting shares, please ensure your risk disclosures address any governance-related issues associated with such ownership.

Response: The commitment referenced applies to capital commitments in the direct lending strategy of Onex Falcon and Onex Credit, of which the Fund is a part. However, it is not expected that such commitment will be a material percentage of the Fund’s voting shares. The Fund has clarified disclosure in response to the Comment.

Corporate Citizenship, p. 16

Comment 26. Please clarify how the Corporate Social Responsibility program and the UN Principles of Responsible Investment will affect the management of this Fund. In particular, if the Fund will include any ESG considerations when investing, please disclose such considerations with specificity when discussing the Fund’s investment strategy. If not, please consider the appropriateness of this paragraph. We may have further comments.

Response: The Fund has added the following disclosure to clarify:

While the Fund believes environmental, social, and governance (“ESG”) factors can enhance long-term value, we generally do not pursue an ESG-based investment strategy or limit investments to those that meet specific ESG criteria or standards. Any reference herein to environmental or social considerations is not intended to qualify our duty to seek to maximize risk-adjusted returns.

Comment 27. Please re-locate the last sentence discussing the Adviser’s status as a registered investment adviser) to the “Adviser” section.

Response: The Fund has revised the disclosure accordingly.

Actively Sourcing Opportunities, pp. 17-18

Comment 28. In the third bullet, please clarify that the reference to “55% of Onex Falcon investments” does not include those of the Fund. Please also provide a time period and clarify which types of clients and what AUM this data relates.

Response: The Fund has revised the disclosure in accordance with the Comment to state:

~~Historically~~Since 2000, 55% of Onex Falcon’s investments, excluding investments by the Fund, have been made in companies without traditional financial sponsors

Advisory Agreement, pp. 25-32

Comment 29. Please consider adding to this section a fee table that conforms to requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Response: The Fund respectfully declines to include it as such a fee table is not required pursuant to Form 10. Further, this investment will be sold pursuant to an exemption from the Securities Act of 1933 to accredited investors, and accordingly, the Fund believes that the Fund’s investors do not require such a fee table.

Comment 30. Please confirm whether the incentive fee will not be subject to any recoupment.

Response: The Fund hereby confirms that the incentive fee will not be subject to any recoupment.

Administration Agreement, p. 32

Comment 31. Please add disclosure about how the Board of Trustees will ensure that fees payable under the Administration Agreement to the affiliates of the Adviser are reasonable in light of the services provided. This should include a discussion of the Board’s role in determining how administrative expenses are allocated among the Fund and any affiliates of the Adviser and how the expenses compare to the cost of obtaining similar services from a third-party.

Response: The Fund has added the following disclosure, as requested:

The Board of Trustees will annually review the compensation we pay to the Administrator to determine that the provisions of the Administration Agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. The Board of Trustees reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among the Fund and any affiliates. The Board of Trustees then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available.

Code of Ethics, p. 37

Comment 32. Please delete the references to the SEC’s Public Reference Room. See Disclosure Review and Simplification, Release No. 33-10532 (Aug. 17, 2018). In addition, please supplementally advise us whether the code of ethics will be filed as an exhibit to the registration statement or otherwise filed on EDGAR.

Response: The Fund has revised the disclosure accordingly and supplementally advises that the code of ethics will be filed with the amended Form 10.

Emerging Growth Company, p. 37-38

Comment 33. Please include the following language in the first bullet: “which may increase the risk that material weaknesses or other deficiencies in the Fund’s internal control over financial reporting go undetected.”

Response: The Fund has revised the disclosure accordingly.

Item 1.A: Risk Factors, pp. 46-80

Comment 34. Please summarize the Fund’s principal risk factors in concise, bulleted, or numbered statements that are no more than two pages. See Item 105(b) of Regulation S-K.

Response: The Fund has revised the disclosure accordingly.

Risks Related to Our Business and Structure, pp. 47-56

We are a relatively new company and have no operating history, p. 47

Comment 35. Please delete “relatively” from the above heading as the Fund has no operations.

Response: The Fund respectfully declines to do so and notes that the Fund commenced operations on October 1, 2021.

Price declines in the medium-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation, p. 47

Comment 36. In the sentence beginning “During the financial crisis,” please clarify which financial crisis is discussed.

Response: The Fund has revised the disclosure as follows:

During the 2008 financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests.

Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives, p. 56

Comment 37. Please delete this risk or clarify that the Fund’s inability to raise capital may result from broker-dealers determining not to recommend the Fund to their customers because doing so may not be in the customers’ best interest.

Response: The Fund has revised the disclosure as follows:

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income. The Fund’s inability to raise capital may result from broker-dealers determining not to recommend the Fund to their customers because doing so may not be in the customers’ best interest.

Risks Related to Our Investments, pp. 56-70

Comment 38. Item 1 states that the Fund may invest in, among other things, CLOs. Please include CLO-specific risks.

Response: The Fund has added disclosure in response to the Comment.

Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities, pp. 65-66

Comment 39. In the sentence beginning “we may be limited in its [sic] ability to make investments and to sell existing investments in public securities because Onex Falcon may be deemed to have material, non-public information…,” please clarify that such limitations result from, for example, the antifraud provisions of the federal securities laws.

Response: The Fund has revised the disclosure as follows:

Furthermore, we may be limited in ~~its~~our ability to make investments and to sell existing investments in public securities because Onex Falcon may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies. Such limitations may result from, for example, the antifraud provisions of the federal securities laws.

Non-U.S. Securities, p. 58

Comment 40. The disclosure in Item 1 states that the Fund may invest in non-U.S. companies, including those located in Canada and Europe. Please (i) review this risk and the investment strategy for consistency as to whether the Fund will make or invest in loans or equities securities in these regions, and (ii) disclose risks specific to the regions in which the Fund may invest.

Response: The Fund has reviewed the disclosure for consistency and it has disclosed risks specific to the regions in which the Fund may invest and believes no additional amendments to disclosure are required at this time. As a BDC, the Fund is limited in its ability to invest outside of the United States. To the extent that it does in a material amount, the Fund will add risk disclosure.

We may enter into a TRS agreement that exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage, p. 67

Comment 41. We note that the Fund’s use of total return swaps is not disclosed in the description of the Fund’s investment strategy. Please reconcile.

Response: The Fund has reconciled its disclosure by adding the use of total return swaps in the description of the Fund’s investment strategy.

Comment 42. Please supplementally describe whether: a) the Fund’s investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations; b) the Fund will look through the swap and count the reference assets as investments of the Fund for purposes of computing the incentive fee on income; c) for purposes of the asset coverage ratio test of Section 61(a) of the 1940 Act, the Fund will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Company, as a senior security for the life of the swap; d) for purposes of Section 55(a) of the 1940 Act, the Fund will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Response: Although the Fund does not anticipate making significant investments in derivatives and swaps, similar to its direct investment in portfolio companies, the fair value of any such derivatives and swaps, which will not necessarily equal the notional value of such derivatives and swaps, will be included in our calculation of gross assets, which is used to calculate base management fees. For purposes of computing the incentive fee on income, although the Fund does not anticipate making significant investments in derivatives and swaps, net interest, if any, associated with a derivative or swap (which is defined as the difference between (i) the interest income and transaction fees received in respect of the reference assets of the derivative or swap and (ii) all interest and other expenses paid by the Fund to the derivative or swap counterparty) will be included in the calculation of quarterly pre-incentive fee net investment income for purposes of the incentive fee on income. The notional value of any such derivatives or swaps is not used for these purposes.

The Fund respectfully submits that it is aware of the Staff’s position regarding the treatment of a total return swap for purposes of (i) the asset coverage requirements of Section 18 of the 1940 Act, which will be applicable to it as a BDC under Section 61 of the 1940 Act, and (ii) determination of qualifying assets for purposes of Section 55(a) of the 1940 Act. If the Fund were to enter into a total return swap, the Fund expects that it would treat the outstanding notional amount of the total return swap, less the amount of any cash collateral or other liquid assets posted or segregated by it under the total return swap, as a senior security for the life of that instrument and would treat the assets underlying a total return swap as assets of the Fund for such regulatory purposes. The Fund respectfully reserves its right in the future to treat any total return swap for regulatory purposes in accordance with any then current Staff or Commission rule, guidance or interpretation regarding the regulatory treatment of total return swaps or similar derivative instruments that differs from such proposed treatment.

Risks Related to the Adviser and Its Affiliates; Conflicts of Interest, pp. 70-72

The Adviser and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders, p. 70

Comment 43. In this subsection, please disclose that the Adviser has a fiduciary duty to the Fund, including with respect to its receipt of compensation (see Section 36(b) of the 1940 Act). Please also discuss the role of the Board in overseeing the Adviser and monitoring the Adviser’s conflicts of interest. Please also clarify that the Trustees referred to in this subsection are the interested Trustees; if the conflicts of interest extend to the independent Trustees, please explain supplementally.

Response: The Fund has revised the disclosure as follows:

The Adviser and its affiliates, including our officers and ~~some of our~~interested Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the value of our net assets at the end of the two most recently completed calendar quarters. Although the Adviser has a fiduciary duty to the Fund, including with respect to its receipt of compensation, ~~B~~because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. Our compensation arrangements could therefore result in our making riskier or more speculative investments than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth, pp. 72-73

Comment 44. Please revise this section to state that, in order to determine that the Fund is not selling shares of its common stock below their then-current net asset value, the Fund is required to determine the net asset value of its shares within 48 hours prior to the sale of its shares. See Section 23(b) of the 1940 Act.

Response: The Fund has revised its disclosure accordingly.

Risks Related to Debt Financing, pp. 74

Comment 45. We note you present extensive disclosure concerning potential debt financing starting on page 74; however, the amount and type of leverage you anticipate having is unclear. Please revise to disclose.

Response: The Fund has added disclosure regarding its credit facility in “Leverage and Senior Securities” and “Loan Agreement and Sale Agreement”. The Fund does not yet know the amount and type of leverage that will be used in connection with the credit facility.

Changes in interest rates may affect our cost of capital and net investment income, pp. 75-76

Comment 46. Please (i) clarify the types of instruments that the Fund may use to manage interest rate risk, and (ii) review the investment strategy and other risk disclosure for consistency.

Response: The Fund has updated the disclosure as follows and has reviewed the investment strategy and other risk disclosure for consistency:

These techniques may include various interest rate hedging activities that include, but are not limited to, interest rate caps and interest rate swaps, to the extent permitted by the 1940 Act.

Item 4. Security Ownership of Certain Beneficial Owners and Management, p. 85

Comment 47. Please update this section as of the most recent practicable date, and include trustees and named executive officers as required by Item 403(b) of Regulation S-K.

Response: The Fund has updated disclosure in accordance with the Comment.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence, pp. 92-99

(a)    Transactions with Related Persons, Promoters and Certain Control Persons Potential Conflicts of Interest

Generally, p. 92

Comment 48. Please revise the Potential Conflicts of Interest discussion to reflect the Adviser’s fiduciary duty to its clients (e.g., the Fund), and the role of the Fund’s board of directors in monitoring and evaluating the Adviser’s conflicts of interest.

Response: The Fund has added disclosure as follows:

The Adviser and its affiliates have both subjective and objective policies and procedures in place that are designed to manage the potential conflicts of interest between the Adviser’s fiduciary obligations to us and its similar fiduciary obligations to other clients. To the extent that we compete with entities sponsored or managed by the Adviser or its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. The Adviser’s allocation policies are intended to ensure that, over time, we generally share equitably with other accounts sponsored or managed by the Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer that are suitable for us and such other accounts. There can be no assurance that the Adviser’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

Our Board of Trustees is charged with protecting our interests by monitoring how the Adviser addresses these and other conflicts of interest associated with its management services and compensation. While not expected to review or approve each borrowing, our Independent Trustees periodically review the Adviser’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our Independent Trustees consider whether our fees and expenses (including those related to leverage) remain appropriate. Our Board of Trustees is charged with protecting our shareholders’ interests by monitoring how the Adviser addresses these and other conflicts of interest associated with its management services and compensation.

Conflicts of Interest Relating to Onex Corp, Onex Credit, the Adviser, their Clients and Affiliates, pp. 94-95

Comment 49. In the fourth paragraph, please disclose that Section 204A of the Investment Advisers Act requires the Adviser to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of material nonpublic information.

Response: The Fund has revised the disclosure accordingly.

Investments in Which Another Onex Fund Has a Different Principal Investment, pp. 96-97

Comment 50. We note the following sentence in the carryover paragraph on page 97: “If an Other Account holds an interest in a portfolio company that is junior to the Fund’s interest, the Fund could be required to abstain from voting or to vote with a majority of disinterested holders of its class.” Please supplementally describe these circumstances in more detail and provide your legal analysis that supports these outcomes.

Response: In these circumstances, the Fund may be required to abstain from voting or to vote with a majority of disinterested holders of its class in order to maintain compliance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, which govern prohibited joint and affiliated transactions.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, pp. 99-102

Market Information, p. 99

Comment 51. Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K, i.e., the amount of shares that could be sold pursuant to Rule 144 under the Securities Act.

Response: The Fund notes that no current shares outstanding are subject to Rule 144 under the Securities Act. Accordingly, the Fund believes no disclosure is required in response to the Comment.

Item 10. Recent Sales of Unregistered Securities, pp. 102

Comment 52. Please disclose the amount of Common Shares sold. See Item 701 of Regulation S-K.

Response: The Fund has revised its disclosure as follows.

~~We have not yet commenced commercial activities.~~On September 16, 2021, an affiliate of the Adviser purchased Common Shares of the Fund at a price of $25.00 per Common Share as our initial capital. ~~As of September 16, 2021, such affiliate of the Adviser was our only shareholder.~~These Common Shares were issued and sold in reliance upon the available exemptions from registration requirements of Section 4(a)(2) of the Securities Act.

We commenced commercial activities on October 1, 2021. We have entered into, and intend to enter into, Subscription Agreements with several investors, providing for the private placement of our common stock.

The following table summarizes the shares of our common stock issued or sold since our inception which were not registered under the Securities Act:

Date	Shares Sold	Purchase Price Per Share	Proceeds
November 1, 2021	2,967,990	$25.19	$74,763,680
October 1, 2021	4,724,294	$25.00	$118,107,353
September 16, 2021	60	$25.00	$1,500
Total as of November 9, 2021	7,692,344	—	$192,872,533

The sales of our common stock pursuant to certain subscription agreements are intended to be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof. We did not, and do not intend to, engage in general solicitation or advertising with regard to such sales of our common stock and did not, and do not intend to, offer securities to the public in connection with such issuance and sale. The investors who purchase common stock are intended to all be accredited investors.

Item 11. Description of Registrant’s Securities to be Registered, pp. 102-105

Description of our Common Shares

General (p. 102)

Comment 53. Please reconcile the disclosure that none of the shares are outstanding with that of Item 10, which states that an affiliate of the Adviser purchased Common Shares on September 16.

Response: The Fund has revised the disclosure as follows:

The terms of the Declaration of Trust authorize an unlimited number of Common Shares, ~~[    ]~~7,692,344 of which are outstanding as of the date of this Registration Statement.

Shares, p. 102

Comment 54. In the last sentence, please disclose that the Trustees can amend the Declaration of Trust and Bylaws without shareholder approval.

Response: The Fund has updated its disclosure as follows:

Pursuant to the Fund’s Declaration of Trust, the Fund’s Board of Trustees may amend the bylaws or the Declaration of Trust to alter the vote required to elect trustees without shareholder approval.

Derivative Actions, pp. 104-105

Comment 55. Please revise this disclosure and the Amended and Restated Declaration of Trust to state that the conditions on a shareholder’s ability to bring a derivative action do not apply to claims arising under the federal securities laws.

Response: The Fund has revised the disclosure in the Registration Statement, as follows:

The conditions on a shareholder’s ability to bring a derivative action do not apply to claims arising under the federal securities laws.

The Fund has also revised the Amended and Restated Declaration of Trust accordingly.

Exclusive Delaware Jurisdiction, p. 105

Comment 56. Please revise the Amended and Restated Declaration of Trust to state that the provision to require exclusive Delaware jurisdiction for claims, suits, actions or proceedings does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location: 1) the risks of the exclusive forum provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum); and 2) that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund has revised the Amended and Restated Declaration of Trust to incorporate the requested revisions and included the requested disclosure.

Accounting Comments

Comment 57. Please explain to us how the Fund intends to account for any organization and offering costs incurred, citing references to any applicable guidance under U.S. GAAP.

Response: In accordance with ASC 720-15-25-1, organizational costs to establish the Fund will be charged to expense as incurred. Offering costs will be accounted for as a charge to paid-in capital upon the sale of shares in accordance with ASC 946-20-25-5.

Comment 58. Please note that we may have additional comments when the seed financial statements are included in a pre-effective amendment.

Response: The Fund acknowledges that the Staff may have additional comments.

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Please call me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou

cc:	Holly Hunter-Ceci, Senior Counsel

Christian Sandoe, Assistant Director

Rajib Chanda, Simpson Thacher & Bartlett LLP